UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928708106

(CUSIP Number of Class of Securities)

Jeffrey Staszak

President and Chief Executive Officer

Volterra Semiconductor Corporation

47467 Fremont Blvd.

Fremont, California 94538

(510) 743-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Gordon K. Ho, Esq.

Barbara L. Borden, Esq.

Cooley LLP

3175 Hanover St.

Palo Alto, CA 94304-1130

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Volterra Semiconductor Corporation, a Delaware corporation (“Volterra” or the “Company”), with the Securities and Exchange Commission on August 30, 2013, relating to the offer by Maxim Integrated Products, a Delaware corporation (“Parent” or “Maxim”) and Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Volterra’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $23.00 per Share in cash, without interest, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 30, 2013, and in the related letter of transmittal.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a section entitled “Legal Proceedings” on page 35 of the Schedule 14D-9 immediately following the section entitled “Antitrust Compliance,” and under such section, adding the following paragraph:

“On September 5, 2013, a complaint captioned Alan Posner v. Volterra Semiconductor Corporation, et. al. (the “Complaint”) was filed in connection with the transactions contemplated by the Merger Agreement with the Superior Court of the State of California in the County of Alameda. The Complaint is a purported shareholder class action and names as defendants Volterra, Parent, the Purchaser and the members of the Board. The plaintiff alleges that the members of the Board breached their fiduciary duties to Volterra’s stockholders in connection with the Offer, the Merger and the related transactions, and further alleges that Parent and the Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their purported claims, the plaintiffs allege that the proposed transaction between Volterra and Parent involves an unfair price and an inadequate sales process, includes preclusive deal protection devices and that Volterra’s officers and the Board will receive personal benefits not available to Volterra’s public stockholders as a result of the Merger Agreement. The plaintiffs further allege that Volterra has failed to make adequate disclosures relating to the background of the Offer, Goldman Sachs’ financial analysis with respect to the Offer and the Merger and concerning alleged conflicts of interest of Goldman Sachs and Stifel. The plaintiffs seek to enjoin the Offer, the Merger and the related transactions, to rescind such transactions and obtain damages. The plaintiffs also seek attorneys’ and expert fees and costs. Each of Volterra and Parent believe that the plaintiff’s purported respective claims against them lack merit and each of them intend to contest the respective claims against them vigorously. It is possible that additional similar complaints may be filed in the future. If this does occur, absent new or different allegations which are material, Volterra does not intend to announce the filing of any similar complaints.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under the heading “Antitrust Compliance” on page 35 and replacing it with the following paragraph:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer and the Merger with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On August 22, 2013, the parties filed Premerger Notification and Report Forms under the HSR Act, containing this information and documentary material, with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The applicable waiting period under the HSR Act relating to the purchase of Shares in the Offer and the Merger expired at 11:59 p.m., New York City time, on September 6, 2013. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLTERRA SEMICONDUCTOR CORPORATION

By:	/s/ DAVID OH
Name: David Oh
Title: General Counsel and Vice President

Dated: September 9, 2013